UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant's name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

As previously reported, on August 5, 2021, Amryt Pharma plc (the “Company”) completed its acquisition of Chiasma, Inc. (“Chiasma”) pursuant to the Agreement and Plan of Merger, dated as of May 4, 2021, by and among Chiasma, the Company, and Acorn Merger Sub, Inc. (“Merger Sub”), an indirect wholly owned subsidiary of the Company, as a result of which Merger Sub merged with and into Chiasma, with Chiasma surviving the merger as an indirect wholly owned subsidiary of the Company. This Report on Form 6-K provides updated financial statements for Chiasma as of and for the six months ended June 30, 2021, as well as pro forma financial information for the year ended December 31, 2021 to show the effects of the acquisition as if it had occurred on January 1, 2021. This Report on Form 6-K also includes certain recent press releases as exhibits.

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title
99.1	Pro Forma Financial Information
99.2	Chiasma, Inc. Financial Statements

99.3	Press Release distributed April 13, 2022
99.4	Press Release distributed April 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: May 11, 2022	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer